Mail Stop 6010

December 1, 2008

Mr. Daniel C. Montano
Co-President, Chief Executive Officer and
Chairman of Board of Directors
CardioVascular BioTherapeutics, Inc.
1635 Village Center Circle, Suite 250
Las Vegas, NV 89134

> **Re:** **CardioVascular BioTherapeutics, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed May 6, 2008**
> **File 000-51172**

Dear Mr. Montano:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director